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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE
CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)

BANKERS TRUST COMPANY
(Exact name of trustee as specified in its charter)

NEW YORK (Jurisdiction of Incorporation or organization if not a U.S. national bank)	13-4941247 (I.R.S. Employer Identification no.)
FOUR ALBANY STREET NEW YORK, NEW YORK (Address of principal executive offices)	10006 (Zip Code)

Bankers Trust Company
Legal Department
130 Liberty Street, 31st Floor
New York, New York 10006
(212) 250-2201
(Name, address and telephone number of agent for service)

J.P Morgan Chase & Co.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction or organization)	13-2624428 (IRS Employer Identification no.)

270 Park Avenue
New York, NY 10017-2070
(212) 270-6000
(Address, including zip code and telephone number
of Registrant's principal executive offices)
 Debt Securities
(Title of the Indenture securities)

Item 1. General Information.

    Furnish the following information as to the trustee.

  (a)
  Name and address of each examining or supervising authority to which it is subject.
Name	Address
Federal Reserve Bank (2nd District)	New York, NY
Federal Deposit Insurance Corporation	Washington, D.C.
New York State Banking Department	Albany, NY
  (b)
  Whether it is authorized to exercise corporate trust powers.

    Yes.

Item 2. Affiliations with Obligor.

    If the obligor is an affiliate of the Trustee, describe each such affiliation.

    None.

Item 3.-15. Not Applicable

Item 16. List of Exhibits.

Exhibit 1 -	Restated Organization Certificate of Bankers Trust Company dated August 6, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated September 25, 1998, and Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated December 16, 1998, copies attached.
Exhibit 2 -	Certificate of Authority to commence business—Incorporated herein by reference to Exhibit 2 filed with Form T-1 Statement, Registration No. 33-21047.
Exhibit 3 -	Authorization of the Trustee to exercise corporate trust powers—Incorporated herein by reference to Exhibit 2 filed with Form T-1 Statement, Registration No. 33-21047.
Exhibit 4 -	Existing By-Laws of Bankers Trust Company, as amended on May 18, 2001. Copy attached.
Exhibit 5 -	Not applicable.
Exhibit 6 -	Consent of Bankers Trust Company required by Section 321(b) of the Act.—Incorporated herein by reference to Exhibit 4 filed with Form T-1 Statement, Registration No. 22-18864.
Exhibit 7 -	The latest report of condition of Bankers Trust Company dated as of June 30, 2001. Copy attached.
Exhibit 8 -	Not Applicable.
Exhibit 9 -	Not Applicable.

SIGNATURE

    Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Bankers Trust Company, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on this 17th day of May, 2001.

BANKERS TRUST COMPANY

By:	/s/ CAROL NG Carol Ng Vice President

State of New York,
Banking Department

    I, MANUEL KURSKY, Deputy Superintendent of Banks of the State of New York, DO HEREBY APPROVE the annexed Certificate entitled "CERTIFICATE OF AMENDMENT OF THE ORGANIZATION CERTIFICATE OF BANKERS TRUST COMPANY Under Section 8005 of the Banking Law," dated September 16, 1998, providing for an increase in authorized capital stock from $3,001,666,670 consisting of 200,166,667 shares with a par value of $10 each designated as Common Stock and 1,000 shares with a par value of $1,000,000 each designated as Series Preferred Stock to $3,501,666,670 consisting of 200,166,667 shares with a par value of $10 each designated as Common Stock and 1,500 shares with a par value of $1,000,000 each designated as Series Preferred Stock.

    Witness, my hand and official seal of the Banking Department at the City of New York, this 25th day of September in the Year of our Lord one thousand nine hundred and ninety-eight.

Manuel Kursky Deputy Superintendent of Banks

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Item 1. General Information.
SIGNATURE
State of New York, Banking Department